UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                           AMENDMENT TO SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )


                         CRESCENDO  ACQUISITION  CORP.
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                               (Name of Issuer)

                        COMMON STOCK, $0.001 par value
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                        (Title of Class of Securities)

                                     none
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                                (CUSIP Number)

                                 William Tay
                                P.O. Box 42198
                            Philadelphia, PA 19101
                                (215) 359-2163
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               February 1, 2006
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           (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                SCHEDULE 13D/A


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     William Tay
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               ----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

     N/A
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.      SECURITY AND ISSUER.

      (a) The security to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Crescendo Acquisition Corp., a Delaware Corporation (the "Company" or the "Issuer").

      (b)   The Company may be reached at the following address:

            Crescendo Acquisition Corp.
            Attn: Mr. Giorgio Endrizzi,
             President & Director
            c/o Sofigen Treuunternehmen reg.
            Ratikonstr. 33
            Postfach 443
            FL-9490 Vaduz
            Furstentum Liechtenstein



ITEM 2.      IDENTITY AND BACKGROUND.


(a) Name:

       William Tay

(b) Residence or business address:

       P.O. Box 42198
       Philadelphia, PA 19101

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

       Business consultant and private investor.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

       William Tay has not been convicted in a criminal proceeding within the last 5 years.

(e) Whether or not, during the past five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

       William Tay has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws.

(f) Citizenship

       United States


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


The Reporting Person, William Tay, sold 11,648,000 shares of the Issuer in a private transaction and received the sum of $50,000. After the sale, Mr. Tay owns no shares of the Issuer.


ITEM 4.      PURPOSE OF TRANSACTION.


William Tay resigned as the Company's President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary effective February 1, 2006.

Mr. Tay no longer has any affiliation with the Company.



ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.


a) There are presently 11,648,000 shares of Crescendo Acquisition Corp. common stock issued and outstanding. Mr. Tay has disposed of his entire interest in such securities.


b) On February 1, 2006, Mr. Tay disposed of 11,648,000 shares, representing his entire holdings in the Issuer, for aggregate consideration of $50,000, in a private transaction.


c) After the sale, Mr. Tay presently owns none or 0% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.



ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.


      Exhibit 1: Share Purchase Agreement, dated as of November 24, 2005, between William Tay and Industrial & Family Holding Ltd.





                                  SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 2, 2006
-----------------------------------
Date

/s/  William Tay
-----------------------------------
Signature

William Tay
-----------------------------------
Name and Title

                                  EXHIBIT INDEX

Exhibit No.
-----------

     1. Share Purchase Agreement, dated as of November 24, 2005, between William Tay and Industrial & Family Holding Ltd.

                                                                      EXHIBIT 1

                           SHARE PURCHASE AGREEMENT

       This  Agreement  made  as  of  the       day  of                    2005
("Agreement"), by and between William Tay, with an address at P.O. Box 42198, Philadelphia, Philadelphia, PA 19101 ("Seller"), and Industrial & Family
Holding Ltd. with an address at Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 or assigns ("Purchaser").


                             W I T N E S S E T H:

       WHEREAS, Seller is the record owner and holder of 11,648,000 Common Shares, par value $.001 par value (the "Shares"), of CRESCENDO ACQUISITION CORP., a Delaware corporation ("Corporation"), which Corporation has 11,648,000 shares of common stock, issued and outstanding as of the date of this Agreement, as more fully described in the attached Exhibit A.

       WHEREAS, Purchaser desires to purchase 11,648,000 of the Shares from Seller and Seller desires to sell such Shares upon the terms and conditions hereinafter set forth;

       NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Corporation's Shares, it is hereby agreed, as follows:

       1. Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase at the Closing and the Seller agrees to sell to Purchaser at the Closing, 11,648,000 of Seller's Shares for a
total price of   (the "Purchase Price").

       2. Good Faith Deposit. At the signing of this Agreement, Purchaser agrees to wire transfer to an account to be designated by Seller, the sum of as an initial deposit to Seller. At the Closing, as defined below, Purchaser will pay the balance of the Purchase Price, to Seller by wire transfer.

       3.    Closing.   The purchase and sale of the Shares shall take place on
or before                  2005;  at  such  time and place as the Purchaser and
Seller mutually agree upon orally or in writing (which time and place are designated as the "Closing"). At Closing, Purchaser shall deliver to Seller, in cash, by wire transfer to an account to be designated by Seller, the balance of the Purchase Price in the amount of , and Seller will immediately deliver the following to Purchaser: (A) the certificates representing the Shares transferred hereunder, duly endorsed for transfer to the Purchaser or accompanied by appropriate stock powers, (B) the original of the Certificate of Incorporation and bylaws, (C) all corporate books and records (including all accounting records and SEC filings to date); and (D) written resignations of incumbent directors and officers of the Corporation.

       4.    Representations  and  Warranties  of  Seller.    Seller,  as  sole
director and officer of Corporation, hereby represents and warrants to Purchaser that:

       (i) Corporation is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on the business it is now being conducted. Corporation and/or Seller do not require any consent and/or authorization, declaration or filing with any government or regulatory authority to undertake nay actions herein;
       (ii) Corporation has filed with the United States Securities and Exchange Commission (`SEC") a registration statement on Form 10-SB that became effective pursuant to the Securities Exchange Act of 1934 and is a reporting company pursuant to Section 12(g) thereunder.
       (iii) Corporation has timely filed and is current on all reports required to be filed by it pursuant to Sections 13 and 15 of the Securities Exchange Act of 1934.
       (iv) Corporation is newly formed with no financial information available other than the financial information included in its SEC filings;
       (v) There are no legal actions, suits, arbitrations, or other administrative, legal or governmental proceedings threatened or pending against the Corporation and/or Seller or against the Seller or other employee, officer, director or stockholder of Corporation. Additionally, Seller is not aware of any facts which may/might result in or form a basis of such action, suit, arbitration or other proceeding on any basis whatsoever;
       (vi) The Corporation has no subsidiaries or any direct or indirect ownership interest in any other corporation, partnership, association, firm or business in any manner;
       (vii) The Corporation and/or Seller does not have in effect nor has any present intention to put into effect any employment agreements, deferred compensation, pension retirement agreements or arrangements, options arrangements, bonus, stock purchase agreements, incentive or profit-sharing plans;
       (viii)No person or firm has, or will have, any right, interest or valid claim against the Corporation for any commission, fee or other compensation in connection with the sale of the Shares herein as a finder or broker or in any similar capacity as a result of any act or omission by the Corporation and/or Seller or anyone acting on behalf of the Corporation and/or Seller;
       (ix)  The  business  and operation of the Corporation has  and  will  be conducted in accordance with all applicable laws, rules, regulations, judgments. Neither the execution, delivery or performance of this Agreement (A) violates the Corporation's by-laws, Articles of Incorporation, Shareholder Agreements or any existing resolutions; and, (B) will cause the Corporation to lose any benefit or any right or privilege it enjoys under the Securities Act ("Act") or other applicable state securities laws;
       (x) Corporation has not conducted any business and/or entered into any agreements with third-parties;
       (xi) This Agreement has been duly executed and delivered by constitutes a valid and binding instrument, enforceable in accordance with its terms and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Corporation and/or Seller a party or by which they are bound;
       (xii) Seller is the legal and beneficial owner of the Shares and has good and marketable title thereto, free and clear of any liens, claims, rights and encumbrances;
       (xiii)Seller warrants that the Corporation being transferred shall be transferred with no liabilities and little or no assets, and shall defend and hold Purchaser and the Corporation harmless against any action by any third party against either of them arising out of, or as a consequence of, any act or omission of Seller or the Corporation prior to, or during the closing contemplated by this contract of sale; and,
       (xiv) The information contained on Exhibit A is true and correct.

       5. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that:

       (i)   Purchaser has the power and authority to  execute and deliver this
                    Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding instrument, enforceable in accordance with its terms;
       (ii)  The execution, delivery and performance  of  this  Agreement is in compliance with and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Purchaser is a party or by which Purchaser is bound;
       (iii) At no time was Purchaser presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising; and,
       (iv)  Purchaser is purchasing  the Shares solely for his own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law.
       (v)   The  Purchaser  is  an "accredited investor" as defined under Rule
                    501 under the Securities Act.
       (vi)  Purchaser hereby agrees  that  such shares are restricted pursuant to Rule 144 and therefore subject to Rule 144 resale requirements.

       6. Notices. Notice shall be given by certified mail, return receipt requested, the date of notice being deemed the date of postmarking. Notice, unless either party has notified the other of an alternative address as provided hereunder, shall be sent to the address as set forth herein:

                    Seller:             William Tay
                                        P.O. Box 42198
                                        Philadelphia, PA 19101

                    Purchaser:          Industrial & Family Holding Ltd.
                                        Ajeltake Road, Ajeltake Island
                                        Majuro, Marshall Islands MH96960

       7. Governing Law. This Agreement shall be interpreted and governed in accordance with the laws of the State of Pennsylvania. The parties herein waive trial by jury. In the event that litigation results or arise out of this Agreement or the performance thereof, the parties agree that the prevailing party is entitled to reimbursement for the non-prevailing party of reasonable attorney's fee, costs, expenses, in addition to any other relief to which the prevailing party may be entitled.

       8.    Conditions  to  Closing.   The  Closing is  conditioned  upon  the
fulfillment by the Seller of the satisfaction of the representations and warranties made herein being true and correct in all material respects as of the date of Closing.

       9. Severability. In the event that any term, covenant, condition, or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.

       10. Entire Agreement. This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof. This Agreement has been entered into after full investigation.

       11. Invalidity. If any paragraph of this Agreement shall be held or declared to be void, invalid or illegal, for any reason, by any court of competent jurisdiction, such provision shall be ineffective but shall not in any way invalidate or effect any other clause, Paragraph, section or part of this Agreement.

       12. Gender and Number; Section Headings. Words importing a particular gender mean and include the other gender and words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

       13. Amendments. No amendments or additions to this Agreement shall be binding unless in writing, signed by both parties, except as herein otherwise provided.

       14. Assignment. Neither party may assign this Agreement without the express written consent of the other party. Any agreed assignment by the Seller shall be effectuated by all the necessary corporate authorizations and governmental and/or regulatory filings.

       15. Closing Documents. Seller and Purchaser agree, at any time, to execute, and acknowledge where appropriate, and to deliver any and all documents/instruments, and take such further action, which may necessary to carry out the terms, conditions, purpose and intentions of this Agreement. This paragraph shall survive the Closing.

       16. Exclusive Agreement; Amendment. This Agreement supersedes all prior agreements or understandings among the parties with respect to its subject matter with respect thereto and cannot be changed or terminated orally.

       17. Facsimile Signatures. Execution of this Agreement and delivery of signed copies thereof by facsimile signatures from the parties hereto or their agents is acceptable to the parties who waive any objections or defenses based upon lack of an original signature.

       18. Publicity. Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

       IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have signed this Agreement by their duly authorized officers the day and year first above written.




                                 /s/ Giorgio Endrizzi
                                 -----------------------------------
                                 BY: Giorgio Endrizzi
                                 ITS: Director
                                 Industrial & Family Holding Ltd.



                                 /s/ William Tay
                                 -----------------------------------
                                 BY: William Tay